ZENTEK LTD.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, SEPTEMBER 25, 2025

Dated: August 15, 2025

ZENTEK LTD.

24 Corporate Court

Guelph, Ontario N1G 5G5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders of Zentek Ltd. (the "Corporation") will be held on Thursday, September 25, 2025, at the hour of 11:00 a.m. (Eastern time), at the office of Irwin Lowy LLP at 217 Queen Street West, Suite 401, Toronto, Ontario M5V 0R2, for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Corporation for the year ended March 31, 2025, and the report of the auditors thereon;

2. to elect the directors of the Corporation;

3. to appoint the auditors of the Corporation and to authorize the directors of the Corporation to fix their remuneration;

4. to approve and confirm the omnibus long-term incentive plan of the Corporation; and

5. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Due to limited space, shareholders are discouraged from attending the Meeting in person, and are encouraged to vote on the matters before the Meeting by proxy in the manner set out herein and in the accompanying management information circular of the Corporation dated August 15, 2025.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Corporation's transfer agent and registrar, TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 not later than 11:00 a.m. (Eastern time) on Tuesday, September 23, 2025, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned meeting.

Shareholders are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Corporation has by resolution fixed the close of business on Friday, August 8, 2025, as the record date, being the date for the determination of the registered holders of common shares of the Corporation entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

NOTICE-AND-ACCESS

Notice is also hereby given that the Corporation has decided to use the notice-and-access method of delivery of meeting materials for the Meeting for beneficial owners of common shares of the Corporation ("Non-Registered Holders") and for registered shareholders. The notice-and-access method of delivery of meeting materials allows the Corporation to deliver the meeting materials over the internet in accordance with the notice-and-access rules adopted by the Ontario Securities Commission under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered shareholders will receive a form of proxy and the Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the notice of Meeting, the management information circular, the annual consolidated financial statements of the Corporation for the financial year ended March 31, 2025, and related management's discussion and analysis and other meeting materials (collectively the "Meeting Materials"), shareholders receive a notification with information on how they may access such materials electronically.

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. The Corporation will not be adopting stratification procedures in relation to the use of notice-and-access provisions.

Websites Where Meeting Materials Are Posted:

Meeting Materials can be viewed online under the Corporation's profile on SEDAR+ at www.sedarplus.ca or on the website of TSX Trust Company, the Corporation's transfer agent and registrar, at https://docs.tsxtrust.com/2387. The Meeting Materials will remain posted on the TSX Trust Company's website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the TSX Trust Company's website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning notice-and-access, please contact the Corporation's transfer agent and registrar, TSX Trust Company, by calling toll-free at 1-866-600-5869 or by email at tsxtis@tmx.com. Requests should be received by 11:00 a.m. (Eastern time) on Tuesday, September 16, 2025, in order to receive the Meeting Materials in advance of the Meeting.

The accompanying management information circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of annual and special meeting. Additional information about the Corporation and its financial statements are also available on the Corporation's profile on SEDAR+ at www.sedarplus.ca.

DATED this 15th day of August, 2025.

BY ORDER OF THE BOARD

"Eric Wallman" (signed)

Eric Wallman

Non-Executive Chairman and Director

ZENTEK LTD.

24 Corporate Court

Guelph, Ontario N1G 5G5

MANAGEMENT INFORMATION CIRCULAR

This information is given as of August 15, 2025, unless stated otherwise

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF ZENTEK LTD. (the "Corporation") of proxies to be used at the annual and special meeting of shareholders of the Corporation to be held on Thursday, September 25, 2025, at the hour of 11:00 a.m. (Eastern time), at the office of Irwin Lowy LLP at 217 Queen Street West, Suite 401, Toronto, Ontario M5V 0R2, and at any adjournment or postponement thereof (the "Meeting") for the purposes set out in the accompanying notice of meeting (the "Notice of Meeting"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice of Meeting, this management information circular (the "Management Information Circular"), the annual consolidated financial statements of the Corporation for the financial year ended March 31, 2025, and related management's discussion and analysis and other meeting materials, if applicable (collectively the "Meeting Materials") to the beneficial owners of the common shares of the Corporation (the "Common Shares") held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting.

NOTICE-AND-ACCESS

The Corporation has decided to use the notice-and-access ("Notice-and-Access") rules provided under NI 54-101 for the delivery of the Meeting Materials to holders of Common Shares who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of Common Shares ("Registered Shareholder") and beneficial owners of Common Shares ("Non-Registered Holder") for the Meeting. The Notice-and-Access method of delivery of Meeting Materials allows the Corporation to deliver the Meeting Materials over the internet in accordance with the Notice-and-Access rules adopted by the Ontario Securities Commission under NI 54-101.

A Registered Shareholder will receive a form of proxy and a Non-Registered Holder will receive a voting instruction form, enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, shareholders receive only a notice with information on the date, location and purpose of the Meeting, as well as information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. Materials can be viewed online under the Corporation's profile on SEDAR+ at www.sedarplus.ca or on the website of TSX Trust Company, the Corporation's transfer agent and registrar, at https://docs.tsxtrust.com/2387. The Meeting Materials will remain posted on the TSX Trust Company's website at least until the date that is one year after the date the Meeting Materials were posted. The Corporation will not be adopting stratification procedures in relation to the use of Notice-and-Access provisions.	Shareholders may always request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the TSX Trust Company's website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning Notice-and-Access, please contact TSX Trust Company, the Corporation's transfer agent and registrar, by calling toll-free at 1-866-600-5869 or by email at tsxtis@tmx.com. Requests should be received by 11:00 a.m. (Eastern time) on Tuesday, September 16, 2025, in order to receive the Meeting Materials in advance of the Meeting.

Due to limited space, shareholders are discouraged from attending the Meeting in person, and are encouraged to vote on the matters before the Meeting by proxy in the manner set out herein and in the accompanying management information circular of the Corporation dated August 15, 2025.

APPOINTMENT AND REVOCATION OF PROXIES

A Registered Shareholder may vote in person at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Management Information Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The purpose of a form of proxy is to designate persons who will vote on the shareholder's behalf in accordance with the instructions given by the shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Corporation. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed form of proxy with the Corporation's transfer agent and registrar, TSX Trust Company (the "Transfer Agent"), not later than 11:00 a.m. (Eastern time) on Tuesday, September 23, 2025, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Proxies may be deposited with the Transfer Agent using one of the following methods:

By Mail or Hand Delivery:	TSX Trust Company 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1
By Fax:	(416) 595-9593
By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Management Information Circular).

A Registered Shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her form of proxy is nullified with respect to the matters such person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

A Registered Shareholder who has given a form of proxy may revoke the form of proxy at any time prior to using it: (a) by depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the Registered Shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by telephone or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to (i) the registered office of the Corporation, located at 24 Corporate Court, Guelph, Ontario N1G 5G5, at any time prior to 5:00 p.m. (Eastern time) on the last business day preceding the day of the Meeting or any adjournment thereof or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or (b) in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The Common Shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any ballot that may be called for and, if a Registered Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by the proxy shall be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted for the election of directors, for the appointment of auditors and the authorization of the directors to fix their remuneration and for each item of special business, as stated elsewhere in this Management Information Circular.

The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting in such manner as such nominee in his judgment may determine. At the time of printing this Management Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders of the Corporation do not hold Common Shares in their own name. Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting. Common Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) (each a "Clearing Agency") of which the Intermediary is a participant. Accordingly, such Intermediaries and Clearing Agencies would be the Registered Shareholders and would appear as such on the list maintained by the Transfer Agent. Non-Registered Holders do not appear on the list of Registered Shareholders maintained by the Transfer Agent.

Distribution of Meeting Materials to Non-Registered Holders

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Meeting Materials to the Clearing Agencies and Intermediaries for onward distribution to Non-Registered Holders as well as directly to NOBOs (as defined below).

Non-Registered Holders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs.

If you are a NOBO and the Corporation or its agent has sent the Meeting Materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf.

The Corporation's OBOs can expect to be contacted by their Intermediary. The Corporation does not intend to pay for Intermediaries to deliver the Meeting Materials to OBOs and it is the responsibility of such Intermediaries to ensure delivery of the Meeting Materials to their OBOs.

Voting by Non-Registered Holders

The Common Shares held by Non-Registered Holders can only be voted or withheld from voting at the direction of the Non-Registered Holder. Without specific instructions, Intermediaries or Clearing Agencies are prohibited from voting Common Shares on behalf of Non-Registered Holders. Therefore, each Non-Registered Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

The various Intermediaries have their own mailing procedures and provide their own return instructions to Non-Registered Holders, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares are voted at the Meeting.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form (a "VIF"). If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the VIF must be completed, signed and returned in accordance with the directions on the form.

or,

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must complete and sign the form of proxy in accordance with the directions on the form.

Voting by Non-Registered Holders at the Meeting

Although a Non-Registered Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary or a Clearing Agency, a Non-Registered Holder may attend the Meeting as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder and vote such Common Shares as a proxyholder. A Non-Registered Holder who wishes to attend the Meeting and to vote their Common Shares as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder, should (a) if they received a VIF, follow the directions indicated on the VIF; or (b) if they received a form of proxy strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder's or its nominee's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

All references to shareholders in the Meeting Materials are to Registered Shareholders as set forth on the list of registered shareholders of the Corporation as maintained by the Transfer Agent, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As of Friday, August 8, 2025 (the "Record Date"), there are a total of 104,710,459 Common Shares issued and outstanding.

Only Registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting. On a show of hands, every Registered Shareholder and proxy holder will have one vote and, on a poll, every Registered Shareholder present in person or represented by proxy will have one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation who has held such position at any time since the beginning of the Corporation's last financial year, each proposed nominee for election as a director of the Corporation, and associates or affiliates of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Corporation (the "Board"), the matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended March 31, 2025, and the report of the auditors thereon will be placed before the shareholders at the Meeting. No vote will be taken on the consolidated financial statements. The consolidated financial statements and additional information concerning the Corporation are available under the Corporation's profile on SEDAR+ at www.sedarplus.ca.

2. ELECTION OF DIRECTORS

The Board currently consists of five (5) directors. At the Meeting, five (5) directors will be nominated by management for election as directors for the ensuing year. Mr. Greg Fenton will not be standing for re-election at the Meeting. The following table states the names of the persons nominated by management for election as directors, any offices with the Corporation currently held by them, their principal occupations or employment, the period or periods of service as directors of the Corporation and the approximate number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by them as of the date hereof.

Name, province or state and country of residence and position, if any, held in the Corporation	Principal Occupation	Served as Director of the Corporation since	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed at present(1)	Percentage of Voting Shares Owned or Controlled
Eric Wallman(2)(3)(4) Manitoba, Canada Non-Executive Chairman and Director	Retired Chartered Professional Accountant	May 11, 2018	475,973	0.45%
Ilse Treurnicht(2)(3) Ontario, Canada Secretary and Director	Managing Partner, TwinRiver Capital, General Partner at North South Ventures and Director of the Equality Fund	July 5, 2022	1,500	0.001%
Lisa Sim(3) British Columbia, Canada Director	Partner at Miller Thomson LLP and Leader of the National Patent and Industrial Design Group, and Registered Patent and Trademark	June 1, 2023	nil	n/a
John Snisarenko(2)(3) Massachusetts, United States of America Director	Board Member of Alimera Sciences Inc. and Cytophage Technologies Ltd.	October 5, 2023	20,000	0.02%
Wendy Ford Alberta, Canada Proposed Director	Chief Financial Officer of the Company	Proposed	10,0000	0.01%

Notes:

(1) The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Member of the Audit Committee.

(3) Member of the Corporate Governance, Compensation and Nominating Committee.

(4) 429,373 Common Shares are held directly, 24,900 Common Shares are held by PTM Investment Club, a corporation controlled by Mr. Wallman, and 21,700 Common Shares are held by Ms. Brenda Wallman, Mr. Wallman's wife, which Common Shares Mr. Wallman has control and direction over.

Nominees' Principal Occupations

The principal occupations of the director nominees during the past five years are as follows:

Eric Wallman: Mr. Wallman is the Non-Executive Chairman and a director of the Corporation. Mr. Wallman is recently retired from private industry where he held executive positions within the dairy processing and manufacturing sectors. Mr. Wallman's most recent work involved strategic planning and business unit leadership. Mr. Wallman also served on several industry-related boards.

Ilse Treurnicht: Ms. Treurnicht is a director of the Corporation. Ms. Treurnicht is Managing Partner of TwinRiver Capital and General Partner at North South Ventures. Ms. Treurnicht also brings several years of senior Board-level experience to the Corporation, currently serving as a director of the Equality Fund. Ms. Treurnicht holds a DPhil in chemistry from Oxford University in the United Kingdom, which she attended as a Rhodes Scholar.

Lisa Sim: Ms. Sim is a director of the Corporation. Ms. Sim is a partner with Miller Thomson LLP and Leader of the National Patent and Industrial Design Group. Ms. Sim has practiced intellectual property law with a focus on protecting, commercializing, and managing the intellectual assets of her clients for the past twenty-five years. She is a registered patent agent in Canada and the United States, as well as a registered Canadian trademark agent. Prior to pursuing a career in law, Ms. Sim completed graduate work in microbiology. She then worked for several years as IP counsel at other leading intellectual property law firms before joining Miller Thomson LLP.

John Snisarenko: Mr. Snisarenko is a director of the Corporation. Mr. Snisarenko is a 35-year veteran of the pharmaceutical/biotech industry with a specific focus in ophthalmology and eye care, currently serving as an independent director, board member and advisor in the ophthalmology therapeutic area. Mr. Snisarenko is currently an independent board member of Alimera Sciences Inc. and Cytophage Technologies Ltd. Prior thereto, he was Chief Commercial Officer of Oyster Point Pharma Inc. from September 2019 to July 2022. Prior thereto, he served as Group Vice-President and Head of Ophthalmology Franchise for Novartis Pharmaceuticals Corp. from July 2019 to September 2019 and for Takeda Pharmaceuticals U.S.A., Inc. from June 2017 to June 2019.

Wendy Ford: Ms. Ford is the Chief Financial Officer of the Corporation since May 16, 2022. Prior thereto, Ms. Ford served as Chief Financial Officer of AirBoss of America Corp. from March 2014 to August 2016 and Vice President of Finance and Chief Financial Officer of Mancor Canada Inc. from October 2017 to May 2022. Ms. Ford has more than three decades of experience in finance and accounting leadership roles for both private and publicly traded companies. Ms. Ford is a Chartered Professional Accountant (CPA) and is a graduate of the University of Toronto.

The term of office of each director will be from the date of the Meeting at which he or she is elected until the next annual meeting, or until his or her successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, IF A NOMINEE IS, FOR ANY REASON, UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

Corporate Cease Trade Orders or Bankruptcies

No proposed director, within 10 years before the date of this Management Information Circular, has been a director, chief executive officer or chief financial officer of any company that:

(a) was subject to: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively an "Order") and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director, within 10 years before the date of this Management Information Circular, has been a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

None of the proposed directors of the Corporation have, within the 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties and Sanctions

None of the proposed directors of the Corporation have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

3. APPOINTMENT OF AUDITOR

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF BDO CANADA LLP, CHARTERED PROFESSIONAL ACCOUNTANTS AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. BDO Canada LLP, Chartered Professional Accountants were first appointed as the auditors of the Corporation on March 21, 2022.

4. APPROVAL AND CONFIRMATION OF OMNIBUS LONG-TERM INCENTIVE PLAN

The Corporation adopted an omnibus long-term incentive plan (the "LTIP") to allow for a variety of equity-based awards that provide different types of incentives to be granted to certain executive officers, employees and consultants (in the case of options ("Options"), performance share units ("PSUs") and restricted share units ("RSUs"). Options, PSUs and RSUs are collectively referred to herein as "Awards". Each Award will represent the right to receive Common Shares, or in the case of PSUs and RSUs, Common Shares or cash, in accordance with the terms of the LTIP. The LTIP was last approved by the shareholders at the annual and special meeting of shareholders held on September 26, 2024.

The maximum number of Common Shares reserved for issuance pursuant to the exercise of Options in the aggregate, under the Option portion of the LTIP will be 10% of the aggregate number of Common Shares issued and outstanding from time to time. In addition, the aggregate number of Options, PSUs and RSUs issuable to all participants must not exceed 10%. For the purposes of calculating the maximum number of Common Shares reserved for issuance under the LTIP, any issuance from treasury by the Corporation that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity-based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation shall not be included. All of the Common Shares covered by the cancelled or terminated Awards will automatically become available Common Shares for the purposes of Awards that may be subsequently granted under the LTIP.

The principal features of the LTIP are described in more detail below in the section entitled "Statement of Executive Compensation - Securities Authorized for Issuance Under Equity Compensation Plans".

The LTIP is a "rolling" and "fixed" equity compensation plan and, under Policy 4.4 of the TSX Venture Exchange ("TSXV"), a listed company on the TSXV is required to obtain the approval of its shareholders for a "rolling" and "fixed" equity compensation plan at each annual meeting of shareholders. Accordingly, shareholders will be asked to approve the following resolution:

"BE IT RESOLVED THAT:

1. the omnibus long-term incentive plan of the Corporation as described in the management information circular dated August 15, 2025, be and it is hereby approved, confirmed and ratified."

In accordance with the policies of the TSXV, the LTIP must be approved by the majority of votes cast at the Meeting on the resolution.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL AND CONFIRMATION OF THE LTIP UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Management Information Circular, a named executive officer ("Named Executive Officer") of the Corporation means each of the following individuals:

(a) the chief executive officer of the Corporation;

(b) the chief financial officer of the Corporation;

(c) each of the Corporation's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 - Statement of Executive Compensation, for that financial year; and

(d) each individual who would be a Named Executive Officer under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation nor acting in a similar capacity, at the end of that financial year.

During the year ended March 31, 2025, the Corporation had the following Named Executive Officers: Greg Fenton, Chief Executive Officer and a director of the Corporation, Wendy Ford, Chief Financial Officer of the Corporation, Dr. Colin van der Kuur, Chief Science Officer of the Corporation, Ryan Shacklock, Senior VP, Strategy and Business Development of the Corporation and Nick Hansford, former Vice President, Strategy and Product Development.

Compensation Discussion and Analysis

Corporate Governance, Compensation and Nominating Committee

The purpose of the corporate governance, compensation and nominating committee (the "CGN Committee") is, among other things, to: (i) review and make recommendations to the Board at least annually regarding, the Corporation's remuneration and compensation policies, including short and long-term incentive compensation plans and equity-based plans, bonus plans, pension plans (if any), executive stock option plans (including the Corporation's incentive stock option plan) and grants, and benefit plans; (ii) have the sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention; (iii) review and approve at least annually all compensation arrangements with the senior executives of the Corporation; (iv) review and approve at least annually all compensation arrangements with the directors of the Corporation; and (v) review the executive compensation sections disclosed in the Corporation's management proxy circular distributed to the Shareholders in respect of the Corporation's annual meetings of shareholders.

Compensation Process

The Board relies on the knowledge and experience of the directors thereon and the members of the CGN Committee to set appropriate levels of compensation for senior officers. Neither the Corporation nor the Board, nor the CGN Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining, or recommending the amount or form of senior officer compensation.

The CGN Committee reviews the various elements of the Named Executive Officers' compensation in the context of the total compensation package (including salary, consulting fees and prior awards under the Corporation's stock option plan) and recommends to the Board the Named Executive Officers' compensation packages. The CGN Committee's recommendations regarding Named Executive Officer compensation are presented to the independent members of the Board for their consideration and approval.

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to attract, motivate and retain top-quality individuals at the executive level. The program is designed to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives and financial resources, and with the view of aligning the financial interests of the senior officers with the financial interests of the shareholders of the Corporation.

Compensation Program Design and Analysis of Compensation Decisions

Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base Salary and/or Consulting Fees	Attract and Retain	Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.
Stock Options	Motivate and Reward Align interests with shareholders	Long-term incentives motivate and reward senior officers to increase shareholder value by the achievement of long- term corporate strategies and objectives.

Performance and Compensation

The Corporation is an emerging nano-technology company and has generated incipient revenue from operations to date. As a result, the use of traditional performance standards such as corporate profitability is not considered by the Board or CGN Committee to be appropriate in the evaluation of corporate or Named Executive Officers' performance. The compensation of senior officers is based, in part, on the achievement of the Corporation's business plans. The Board did not establish any quantifiable criteria during the last financial year with respect to base compensation payable or the amount of equity compensation granted to Named Executive Officers and did not benchmark against a peer group of companies.

Base Salaries and Consulting Fees

The Corporation provides senior officers with base salaries or consulting fees which represent their minimum compensation for services rendered, or expected to be rendered. Named Executive Officers' base compensation depends on the scope of their experience, responsibilities, leadership skills, performance, length of service, generally industry trends and practices competitiveness, and the Corporation's existing financial resources. Base salaries are reviewed annually by the CGN Committee.

Awards

The grant of Awards pursuant to the Corporation's LTIP is an integral component of the compensation arrangements of the senior officers of the Corporation. The Board believes that the grant of Awards to senior officers and Common Share ownership by such officers serves to motivate such officers to strive towards the achievement of the Corporation's long-term strategic objectives, which will benefit all shareholders of the Corporation. Awards are awarded to employees of the Corporation by the Board, based on the recommendations of the CGN Committee. Decisions with respect to Awards granted are based upon the individual's level of responsibility and their contribution towards the Corporation's goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Board considers the overall number of Awards that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of Awards and the size of such grants.

Compensation Risk Considerations

The CGN Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk-taking. The Corporation believes the programs are balanced and do not motivate unnecessary or excessive risk-taking. The Corporation does not currently have a policy that restricts directors or Named Executive Officers from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Corporation, as of the date of hereof, no director or Named Executive Officer of the Corporation has participated in the purchase of such financial instruments.

Base salaries are fixed in amount and thus do not encourage risk-taking. While annual incentive awards focus on the achievement of short-term or annual goals and short- term goals may encourage the taking of short-term risks at the expense of long-term results, the Corporation's annual incentive award program represents a small percentage of employee's compensation opportunities. Annual incentive awards are based on various personal and company-wide achievements. Such performance goals are subjective and include achieving individual and/or corporate targets and objectives, as well as general performance in day-to-day corporate activities which would trigger the award of a bonus payment to the Named Executive Officer. The determination as to whether a target has been met is ultimately made by the Board (after receiving recommendations of the CGN Committee) and the Board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

Funding of the annual incentive awards is capped at the Corporation level and the distribution of funds to the executive officers is at the discretion of the CGN Committee. Stock option awards are important to further align employees' interests with those of the Shareholders. The ultimate value of the awards is tied to the Corporation's stock price and since awards are staggered and subject to long-term vesting schedules, they help ensure that Named Executive Officers have significant value tied to long-term stock price performance.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return on the Common Shares with the cumulative total return of the TSX Composite Index during the period from March 31, 2021 to March 31, 2025, assuming $100 was invested and all dividends were reinvested based on the closing price of the Common Shares on March 31, 2021, March 31, 2022, March 31, 2023, March 31, 2024 and March 31, 2025 on the TSXV, the last trading days in the Corporation's fiscal years 2021, 2022, 2023, 2024 and 2025. The Common Shares began trading on the Nasdaq on March 22, 2022.

The Corporation does not at this time have a formal policy linking the past performance of the Corporation with compensation. The Corporation issues options as an incentive to the executives to enhance future performance.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of the three most recently completed financial years to each Named Executive Officer:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Greg Fenton(2) Chief Executive Officer and Director	2025	325,000	Nil	735,000	N/A	N/A	N/A	Nil	1,060,000
	2024	325,000	Nil	217,500	N/A	N/A	N/A	Nil	542,500
	2023	325,000	Nil	Nil	N/A	N/A	N/A	Nil	325,000
Wendy Ford Chief Financial Officer	2025	240,000	Nil	147,000	N/A	N/A	N/A	12,000	399,000
	2024	240,000	Nil	108,750	N/A	N/A	N/A	12,000	360,750
	2023	210,000	Nil	314,000	N/A	N/A	N/A	10,500	534,500
Dr. Colin van der Kuur Chief Science Officer	2025	175,000	Nil	147,000	N/A	N/A	N/A	Nil	322,000
	2024	185,000	Nil	Nil	N/A	N/A	N/A	Nil	185,000
	2023	160,000	Nil	Nil	N/A	N/A	N/A	Nil	160,000
Ryan Shacklock Senior VP, Strategy and Business Development	2025	175,000	Nil	147,000	N/A	N/A	N/A	Nil	322,000
	2024	185,000	Nil	191,500	N/A	N/A	N/A	Nil	376,500
	2023	160,000	Nil	29,000	N/A	N/A	N/A	Nil	189,000
Nick Hansford(3) Former Vice President, Strategy and Product Development	2025	85,826	Nil	147,000	N/A	N/A	N/A	Nil	232,826
	2024	143,333	Nil	31,250	N/A	N/A	N/A	N/A	174,583
	2023	120,000	Nil	58,000	N/A	N/A	N/A	N/A	178,000

Notes:

1. The fair value of each option-based award at the date of grant was estimated using the Black-Scholes option-pricing model to be consistent with the audited financial statements and included the following assumptions:

	2025	2024	2023
Estimated risk-free interest rate	4.0%	3.6% to 4.5%	2.5% to 3.9%
Expected life	5 years	3-5 years	3-5 years
Expected volatility (based on comparable companies)	77%	70% to 90%	88% to 95%
Expected dividends	0%	0%	0%
Forfeiture rate	7%	5%	0%
Value per option	$0.98	$0.86 - $1.45	$1.16 - $1.70

2. Mr. Fenton will not be standing for re-election at the Meeting.

3. Mr. Hansford was appointed Vice President, Strategy and Product Development on July 13, 2023, and resigned from the same position on October 31, 2025.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of March 31, 2025:

Outstanding Share Awards and Option Awards

	Option-based Awards				Share-based Awards
Name	Number of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Greg Fenton	50,000 250,000 300,000 350,000 150,000 750,000	0.40 0.75 3.32 4.25 2.12 1.52	May 8, 2025 October 6, 2025 December 30, 2025 January 14, 2027 April 14, 2028 June 20, 2029	322,000	N/A	N/A	N/A
Wendy Ford	200,000 75,000 150,000	2.59 2.12 1.52	May 13, 2025 April 14, 2028 June 20, 2029	10,500	N/A	N/A	N/A
Dr. Colin van der Kuur	100,000 150,000	0.40 1.52	May 8, 2025 June 20, 2029	129,500	N/A	N/A	N/A
Ryan Shacklock	150,000 25,000 50,000 150,000	1.75 1.93 2.12 1.52	November 30, 2026 October 17, 2025 April 14, 2026 June 20, 2029	10,500	N/A	N/A	N/A
Nick Hansford	Nil	N/A	N/A	N/A	N/A	N/A	N/A

Note:

(1) Calculated using the closing price of the Common Shares on the Nasdaq Capital Market on March 31, 2025 of $1.11 ($1.59 using the Bank of Canada exchange rate on March 31, 2025 of 1.4359) and subtracting the exercise price of vested, in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

The following table provides information regarding the value vested or earned on incentive plan awards for each Named Executive Officer during the year ended March 31, 2025:

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Greg Fenton	Nil	N/A	N/A
Wendy Ford	Nil	N/A	N/A
Dr. Colin van der Kuur	Nil	N/A	N/A
Ryan Shacklock	Nil	N/A	N/A
Nick Hansford	Nil	N/A	N/A

Pension Plan Benefits

As at the date of this Management Information Circular, the Corporation does not have any pension plans.

Termination and Change of Control Benefits

Greg Fenton

Pursuant to an amended and restated consulting agreement between the Corporation and Artisan Investments Inc. ("Artisan") effective as of May 1, 2023, Greg Fenton ("Fenton") provides services as the Chief Executive of the Corporation for an annual consulting fee of $325,000 (the "Fenton Agreement"). In addition, Fenton receives $1,600 per month for a car allowance and is reimbursed for all authorized out-of-pocket expenses. The Corporation, at the sole discretion of the Board, may pay a bonus to Artisan up to an annual maximum of 100% of the consulting fee. Artisan may terminate the Fenton Agreement at any time by providing 30 days' notice to the Corporation. The Corporation may terminate the Fenton Agreement by providing 10 days' notice to Artisan and paying Artisan: (i) an amount equal to the annual consulting fees under the Fenton Agreement; (ii) the maximum yearly discretionary bonus under the Fenton Agreement; and (iii) the equivalent to 12 months of car allowance benefits. The Corporation may also terminate the Fenton Agreement immediately and without notice or further compensation in the event of: (i) a material failure or a material breach of the terms and conditions of the Fenton Agreement that is not capable of remedy or has not been remedied within 30 days of Artisan receiving notice; or (ii) the bankruptcy, insolvency or appointment of a receiver with respect to Artisan. In the event of a change of control, Artisan is entitled to a payment equal to 24 months of consulting fees and the maximum yearly discretionary bonus under the Fenton Agreement.

Wendy Ford

Pursuant to an employment agreement between the Corporation and Wendy Ford ("Ford"), dated April 4, 2022, and effective May 16, 2022, Ford provides services as the Chief Financial Officer of the Corporation for an annual fee of $240,000 (the "Ford Agreement"). In addition, Ford receives $1,000 per month for a car allowance and is reimbursed for all authorized out-of-pocket expenses. The Corporation, at its sole discretion, may pay a bonus to Ford, from time to time, up to an annual maximum of 60% of the base salary of the Corporation. The Corporation may terminate the Ford Agreement at any time for just cause. The Corporation may also terminate the Ford Agreement at any time, in lieu of notice, after such termination it pays Ford an amount equal to six months of the base salary, payable under the Ford Agreement. In the event of a change of control of the Corporation, Ford is entitled to a payment equal to the balance of the annual salary for the unserved term of the Ford Agreement plus four months' salary for each full or partial year served as the Chief Financial Officer.

Dr. Colin van der Kuur

Pursuant to an amended and restated employment agreement between the Corporation and Colin van der Kuur ("van der Kuur"), dated December 7, 2021, van der Kuur provided services as the Vice President of Science and Research commencing on July 12, 2021. Subsequently, on July 11, 2023, van der Kuur was promoted to the position of Chief Science Officer for an annual fee of $175,000. In addition to the base salary, the Corporation may pay a discretionary bonus and/or a portion of the profit-sharing pool if applicable. Whether any bonus is provided and the amount, if any, is within the Corporation's sole discretion. The Corporation may terminate the van der Kuur Agreement at any time for just cause. The Corporation may also terminate the van der Kuur Agreement at any time by providing only the minimum entitlements required by applicable employment standards legislation.

Ryan Shacklock

Pursuant to an employment agreement between the Corporation and Ryan Shacklock ("Shacklock"), dated December 1, 2020, and effective January 1, 2021, Shacklock provided services as the Director of Market Development and Investor Relations. Subsequently, on July 11, 2023, Shacklock was promoted to the position of Senior Vice President, Strategy and Business Development for an annual fee of $175,000. In addition to the base salary, the Corporation provides Shacklock with a non-discretionary sales commission and a discretionary bonus. The non-discretionary sales commission is calculated as 50% of 2% of total dollar value of sales generated directly by Shacklock and his team. Any additional bonus is provided and the amount, if any, is within the Corporation's sole discretion and will be based upon both company and personal achievements. The Corporation may terminate the Shacklock Agreement at any time for just cause. The Corporation may also terminate the Shacklock Agreement at any time by providing only the minimum entitlements required by applicable employment standards legislation.

Nick Hansford

Pursuant to an employment agreement between the Corporation and Nick Hansford ("Hansford"), dated November 1, 2021, and effective December 6, 2021, Hansford provided services as the Director, Strategy.  Hansford was promoted to the position of VP of Strategy, New Product Development for an annual fee of $140,000.  In addition to the base salary, the Corporation provides Hansford with a non-discretionary bonus.  Any additional bonus is provided and the amount, if any, is within the Corporation's sole discretion and will be based upon both company and personal achievements.  The Corporation may terminate the Hansford Agreement at any time for just cause.  The Corporation may also terminate the Hansford Agreement at any time by providing only the minimum entitlement required by applicable employment standards legislation.  Nick Hansford resigned from the position with the Company effective October 31, 2024.

Director Compensation

The Board determines the level of compensation for directors based on recommendations from the CGN Committee. The Board reviews directors' compensation as needed, taking into account time commitment, risks and responsibilities to ensure that the amount of compensation adequately reflects the responsibilities and risks of being a director and makes adjustments as deemed necessary.

As of the date hereof, the Board has not adopted a cash compensation program for its directors with respect to general director's duties, meeting attendance, or for additional service on Board committees. However, directors are reimbursed for all reasonable out- of-pocket expenses incurred in attending Board, committee or shareholder meetings and otherwise incurred in carrying out their duties as directors of the Corporation.

Directors may receive Award grants as determined by the Board pursuant to the LTIP. The exercise price of such Awards is determined by the Board, but shall in no event be less than the market price of the Common Shares at the time of the grant of the Awards.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation's directors, other than the Named Executive Officers, during the financial year ended March 31, 2025:

TABLE OF COMPENSATION OF DIRECTORS(1)
Name(2)	Fees earned ($)	Share-based awards ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Eric Wallman	97,500	N/A	49,000	N/A	N/A	N/A	146,500
Ilse Treurnicht	72,500	N/A	49,000	N/A	N/A	N/A	121,500
Lisa Sim	37,500	N/A	49,000	N/A	N/A	N/A	86,500
John Snisarenko	45,000	N/A	49,000	N/A	N/A	N/A	94,000

Notes:

(1) This table does not include any amount paid as reimbursement for expenses.

(2) Mr. Fenton was a director and Named Executive Officer during the year ended March 31, 2025. Any compensation received by him in his capacity as a director of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Management Information Circular. Mr. Fenton will not be standing for re-election at the Meeting.

(3) The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing model to be consistent with the audited financial statements and included the following assumptions:

	2025	2024	2023
Estimated risk-free interest rate	4.0%	3.6% to 4.5%	3.08%
Expected life	5 years	5 years	5 years
Expected volatility (based on comparable companies)	77%	77% to 84%	88%
Expected dividends	0%	0%	0%
Forfeiture rate	7%	5%	0%
Value per option	$0.98	$1.13 to $1.54	$1.70

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each director outstanding as of March 31, 2025:

Outstanding Share Awards and Option Awards

	Option-based Awards				Share-based Awards
Name(1)	Number of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Eric Wallman	50,000 100,000 100,000 25,000 50,000	0.40 3.32 4.25 2.12 1.52	May 8, 2025 December 30, 2025 January 14, 2027 April 14, 2028 June 20, 2029	63,000	N/A	N/A	N/A
Ilse Treurnicht	250,000 25,000 50,000	2.44 2.12 1.52	July 4, 2027 April 14, 2028 June 20, 2025	3,500	N/A	N/A	N/A
Lisa Sim	250,000 50,000	2.24 1.52	June 1, 2028 June 20, 2029	3,500	N/A	N/A	N/A
John Snisarenko	250,000 50,000	1.75 1.52	November 30, 2028 June 20, 2029	3,500	N/A	N/A	N/A

Notes:

(1) Mr. Fenton was a director and Named Executive Officer during the year ended March 31, 2025. Any compensation received by him in his capacity as a director of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Management Information Circular. Mr. Fenton will not be standing for re-election at the Meeting.

(2) Calculated using the closing price of the Common Shares on the Nasdaq Capital Market on March 31, 2025 of $1.11 ($1.59 using the Bank of Canada exchange rate on March 31, 2025 of 1.4359) and subtracting the exercise price of vested, in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

The following table provides information regarding the value vested or earned on incentive plan awards for each director during the year ended March 31, 2025:

Incentive Plan Awards - Value Vested or Earned During the Year

Name(1)	Option awards - Value vested during the year ($)	Share awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Eric Wallman	Nil	N/A	N/A
Ilse Treurnicht	Nil	N/A	N/A
Lisa Sim	Nil	N/A	N/A
John Snisarenko	Nil	N/A	N/A

Note:

(1) Mr. Fenton was a director and Named Executive Officer during the year ended March 31, 2025. Any compensation received by him in his capacity as a director of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Management Information Circular. Mr. Fenton will not be standing for re-election at the Meeting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation adopted the LTIP to allow for a variety of equity-based awards that provide different types of incentives to be granted to certain executive officers, employees and consultants (in the case of Options), PSUs and RSUs. Each Award will represent the right to receive Common Shares, or in the case of PSUs and RSUs, Common Shares or cash, in accordance with the terms of the LTIP. The LTIP was last approved by the shareholders at the annual and special meeting of shareholders held on September 26, 2024.

Under the terms of the LTIP, the Board, or if authorized by the Board, the CGN Committee, may grant Awards to eligible participants, as applicable. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution.

The LTIP will provide those appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of the Corporation's Common Shares, share split or consolidation, distribution, merger or amalgamation, in the Common Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

The maximum number of Common Shares reserved for issuance pursuant to the exercise of Options in the aggregate, under the Option portion of the LTIP will be 10% of the aggregate number of Common Shares issued and outstanding from time to time, which represents 10,471,045 Common Shares as of the date of this Management Information Circular. As of the date of this Management Information Circular, a total of 5,467,500 Options are issued and outstanding under the LTIP representing approximately 5.22% of the issued and outstanding Common Shares. In addition, the aggregate number of Stock options, PSUs and RSUs issuable to all Participants must not exceed 10%.

For the purposes of calculating the maximum number of Common Shares reserved for issuance under the LTIP, any issuance from treasury by the Corporation that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity-based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation shall not be included. All of the Common Shares covered by the cancelled or terminated Awards will automatically become available Common Shares for the purposes of Awards that may be subsequently granted under the LTIP.

The maximum number of Common Shares that may be: (i) issued to insiders of the Corporation within any one-year period; or (ii) issuable to insiders of the Corporation at any time, in each case, under the LTIP alone, or when combined with all of the Corporation's other security-based compensation arrangements, cannot exceed 10% of the aggregate number of Common Shares issued and outstanding from time to time determined on a non-diluted basis.

An Option shall be exercisable during a period established by the Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Option or such shorter period as the Board may determine. As long as the Common Shares are traded on the TSXV, the minimum exercise price of an Option will be determined based on the closing price of the Common Shares on the TSXV on the last trading day before the date such Option is granted. The LTIP provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate falls during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the Options, the LTIP has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker-assisted "cashless exercise" or a "net exercise" subject to the procedures set out in the LTIP, including the consent of the Board, where required.

The following table describes the impact of certain events upon the rights of holders of Options under the LTIP, including termination for cause, resignation, retirement, termination other than for cause, and death or long-term disability, subject to the terms of a participant's employment agreement, grant agreement and the change of control provisions described below:

Event Provisions	Provisions
Termination for cause	Immediate forfeiture of all vested and unvested Awards.

Resignation	The earlier of the original expiry date and 90 days after resignation to exercise vested Awards or such longer period as the Board may determine in its sole discretion.

Retirement	All unvested Awards will vest in accordance with their vesting schedules, and all vested Awards held may be exercised until the earlier of the expiry date of such Awards or one (1) year following the retirement date.

Termination or cessation	All unvested Awards may vest subject to pro ration over the applicable vesting or performance period and shall expire on the earliest of ninety (90) days after the effective date of the termination date, or the expiry date of such Awards.

Death	All unvested Awards will immediately vest and expire 180 days after the date of death.

Change of Control	If a participant is terminated without "cause" or resigns for good reason during the 12-month period following a Change of Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and may be exercised prior to the earlier of thirty (30) days of such date or the expiry date of such Awards.

The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant's grant agreement. The impact of certain events upon the rights of holders of these types of Awards, including termination for cause, resignation, retirement, termination other than for cause and death or long-term disability, will be set out in the participant's grant agreement.

In connection with a change of control of the Corporation, the Board will take such steps as are reasonably necessary or desirable to cause the conversion, exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, as applicable. If the surviving successor or acquiring entity does not assume the outstanding Awards, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all participants advising that the LTIP shall be terminated effective immediately prior to the change of control and all Awards, as applicable, shall be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of the LTIP, shall expire or, with respect to the RSUs and PSUs be settled, immediately prior to the termination of the LTIP. In the event of a change of control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the participants; (ii) otherwise modify the terms of the Awards to assist the participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such change of control.

If the change of control is not completed within the time specified therein (as the same may be extended), the Awards which vest shall be returned by the Corporation to the participant and, if exercised or settled, as applicable, the Common Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Common Shares and the original terms applicable to such Awards shall be reinstated.

The Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any securities granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and TSXV approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

The Board may amend the LTIP or any securities granted under the LTIP at any time without the consent of a participant provided that such amendment shall: (i) not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP; (ii) be in compliance with applicable laws and subject to any regulatory approvals including, where required, the approval of the TSXV; and (iii) be subject to shareholder approval, where required by law, the requirements of the TSXV or the LTIP, provided however that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

  amendments of a general "housekeeping" or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the LTIP;

  changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award (other than in respect of any Options held by persons retained to provide Investor Relations Activities for which prior approval of the TSXV shall be required at all times when the Corporation is listed on the TSXV);

  any amendment regarding the administration of the LTIP;

  any amendment necessary to comply with applicable law or the requirements of the TSXV or any other regulatory body having authority over the Corporation, the LTIP or the shareholders of the Corporation (provided, however, that the TSXV shall have the overriding right in such circumstances to require shareholder of any such amendments); and

  any other amendment that does not require shareholder approval under the LTIP.

The foregoing information is intended to be a brief description of the LTIP and is qualified in its entirety by the full text of the LTIP. The Corporation has no equity compensation plans other than the LTIP.

Equity Compensation Plan Information

The following table provides details of the equity securities of the Corporation authorized for issuance as of the financial year ended March 31, 2025, pursuant to the Corporation's equity compensation plan currently in place:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column
Equity compensation plans approved by securityholders(1)	5,467,500	2.45	5,003,545
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,467,500	2.45	5,003,545

Note:

(1) The maximum number of Common Shares reserved for issuance pursuant to the exercise of Options in the aggregate, under the Option portion of the LTIP will be 10% of the aggregate number of Common Shares issued and outstanding from time to time, which represents 10,471,045 Common Shares as of the date of this Management Information Circular. As of the date of this Management Information Circular, a total of 5,467,500 Options are issued and outstanding under the LTIP.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Corporation, or associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction since the commencement of the most recently completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer of the Corporation or person who acted in such capacity in the last financial year of the Corporation, or any other individual who at any time during the most recently completed financial year of the Corporation was a director of the Corporation or any associate of the Corporation, is indebted to the Corporation, nor is any indebtedness of any such person to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

STATEMENT OF CORPORATE GOVERNANCE

The Corporation believes that adopting and maintaining appropriate governance practices is fundamental to a well-run company, to the execution of its chosen strategies and to its successful business and financial performance. National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") (collectively the "Governance Guidelines") of the Canadian Securities Administrators set out a list of non-binding corporate governance guidelines that issuers are encouraged to follow in developing their own corporate governance guidelines. In certain cases, the Corporation's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted. The Corporation will continue to review and implement corporate governance guidelines as the business of the Corporation progresses and becomes more active in operations.

The following disclosure is required by the Governance Guidelines and describes the Corporation's approach to governance and outlines the various procedures, policies and practices that the Corporation and the Board have implemented.

Board of Directors

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of the Shareholders but that it also promotes effective decision-making, at the Board level.

NI 58-101 defines an "independent director" as a director who has no direct or indirect "material relationship" with the issuer. A "material relationship" is defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment. The Board maintains the exercise of independent supervision over management by ensuring that the majority of its directors are independent.

The Board is currently comprised of five (5) directors being Greg Fenton, Eric Wallman, Ilse Treurnicht, Lisa Sim and John Snisarenko. Eric Wallman, Ilse Treurnicht, Lisa Sim and John Snisarenko are independent within the meaning of NI 58-101. Mr. Fenton is not independent as he is an officer of the Corporation and thereby has a "material relationship" with the Corporation. Mr. Fenton will not be standing for re-election at the Meeting.

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Board meets without management present, as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in NP 58-201, the Board convenes meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance.

Directorships

The following table sets forth the directors of the Corporation who currently hold directorships with other reporting issuers:

Name of Director	Name of Reporting Issuer
John Snisarenko	Alimera Sciences Inc. and Cytophage Technologies Ltd.

Meetings of the Board and Committees of the Board

Independent Directors Meetings

The Board's policy is to hold "in camera" meetings of the independent directors led by the Chairman following each Board meeting, at which non-independent directors and members of management are not in attendance. Such meetings of the independent directors facilitate open and candid discussion amongst the independent directors and are included in every agenda for each Board meeting.

Record of Attendance

During the financial year ended March 31, 2025, the Board held 4 meetings, the Audit Committee held 4 meetings and the CGN Committee held 1 meeting. Overall, the combined director attendance at meetings of the Board and its standing Committees was 99%. A record of attendance of each director at Board and Committee meetings held for the financial year ended on March 31, 2025, is set out in the table below:

Meetings of the Board and Committees of the Board During the Financial Year Ended March 31, 2025
Name of Director	Board	Audit Committee	Corporate Governance and CGN Committee
Greg Fenton	4 of 4	n/a	n/a
Eric Wallman	4 of 4	4 of 4	1 of 1
Ilse Treurnicht	4 of 4	4 of 4	1 of 1
Lisa Sim	4 of 4	n/a	0 of 1
John Snisarenko	4 of 4	4 of 4	1 of 1

Board Mandate

The Board has adopted a Board mandate to determine and clearly define the responsibilities of the Board. A copy of the Board mandate is attached to this Management Information Circular as Appendix A.

Position Descriptions

The Board has adopted position descriptions for the Chief Executive Officer and the Chairman of the Board in order to delineate their respective responsibilities. A copy of each such position description is attached to this Management Information Circular as Appendix B.

Orientation and Continuing Education of Board Members

The Board, together with the CGN Committee is responsible for providing a comprehensive orientation and education program for new directors which fully sets out:

  the role of the Board and its committees;

  the nature and operation of the business of the Corporation; and

  the contribution that individual directors are expected to make to the Board in terms of both time and resource commitments.

In addition, the Board, together with the CGN Committee, is also responsible for providing continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Corporation remains current.

Ethical Business Conduct

The Board has adopted a code of business conduct and ethics (the "Code"). The Code's purpose is to:

  promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  promote avoidance of conflicts of interest, including disclosure in writing to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

  promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Corporation files with, or submits to, the securities regulators, and in other public communications made by the Corporation;

  promote compliance with applicable governmental laws, rules and regulations;

  promote the prompt internal reporting to an appropriate person of violations of the Code;

  promote accountability for adherence to the Code;

  provide guidance to employees, officers and directors of the Corporation to help them recognize and deal with ethical issues;

  provide mechanisms to report unethical conduct; and

  help foster a culture of honesty and accountability for the Corporation.

The Corporation expects all of its directors, officers, employees and consultants to, at all times, comply and act in accordance with the principles of the Code. Violations of the Code by any director, officer, employee or consultant are grounds for disciplinary action up to and including immediate termination of employment, provision of services, officership and/or directorship. The Code applies equally, without limiting the generality of the foregoing, to all permanent, contract, secondment and temporary agency employees who are on long-term assignments with the Corporation.

It is the responsibility of all directors, officers, employees and consultants of the Corporation to understand and comply with the Code. Any waiver from any part of the Code for employees or consultants requires the approval of the Chief Executive Officer of the Corporation. Any waiver from any part of the Code for officers or directors requires the express approval of the Board and, if required by applicable securities regulatory authorities, public disclosure.

A copy of the Code is available on the Corporation's website at www.zentek.com.

The Board has also adopted a whistleblower policy (the "Whistleblower Policy") that establishes procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, auditing matters or violations of the Corporation's Code and the submission by employees, full-time consultants, directors or officers of the Corporation, on a confidential and anonymous basis, of concerns regarding questionable accounting, auditing matters or violations of the Code.

A copy of the Whistleblower Policy is available on the Corporation's website at www.zentek.com.

Nomination of Directors

The CGN Committee holds the responsibility for the appointment and assessment of directors.

The CGN Committee seeks to achieve a balance of knowledge, experience and capability among the members of the Board. When considering candidates for director, the CGN Committee takes into account a number of factors, including the following (although candidates need not possess all of the following characteristics and not all factors are weighted equally):

  Personal qualities and characteristics, accomplishments and reputation in the business community;

  Current knowledge and contacts in the countries and/or communities in which the Corporation does business and in the Corporation's industry sectors or other industries relevant to the Corporation's business; and

  Ability and willingness to commit adequate time to Board and committee matters, and be responsive to the needs of the Corporation.

The Board will periodically assess the appropriate number of directors on the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated or otherwise arise, or the size of the Board is expanded, the CGN Committee will consider various potential candidates for director.

Candidates may come to the attention of the CGN Committee through current directors or management, stockholders or other persons. These candidates will be evaluated at regular or special meetings of the CGN Committee and may be considered at any point during the year.

Compensation

The CGN Committee assists the Board in its oversight role with respect to (i) the Corporation's global human resource strategy, policies and programs, and (ii) all matters relating to the proper utilization of human resources within the Corporation, with special focus on management succession, development and compensation.

The CGN Committee:

  reviews and makes recommendations to the Board at least annually regarding the Corporation's remuneration and compensation policies, including short and long-term incentive compensation plans and equity-based plans, bonus plans, pension plans (if any), executive stock option plans including the Plan and grants and benefit plans;

  has sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention;

  reviews and approves at least annually all compensation arrangements with the senior executives of the Corporation;

  reviews and approves at least annually all compensation arrangements with the directors of the Corporation; and

  reviews the executive compensation sections disclosed in the annual management proxy circular distributed to the shareholders in respect of the Corporation's annual meetings of shareholders.

Board Committees

Audit Committee

The Audit Committee currently consists of Eric Wallman (Chair), Ilse Treurnicht and John Snisarenko, each of whom is a director, financially literate, and is independent (as defined in National Instrument 52-110 - Audit Committees ("NI 52-110") adopted by the Canadian Securities Administrators) for the purposes of NI 52-110.

Further information regarding the Audit Committee is contained in the Corporation's annual information form (the "AIF") dated June 26, 2025, for the year ended March 31, 2025. A copy of the Audit Committee charter is attached to the AIF as Appendix A. The AIF is available on SEDAR+ at www.sedarplus.ca under the Corporation's profile.

CGN Committee

The CGN Committee of the Board is currently comprised of four directors, namely Ilse Treurnicht (Chair), Eric Wallman, Lisa Sim and John Snisarenko. Each of whom is independent within the meaning of NI 58-101.

The CGN Committee is guided by the following principles: (i) establishing sound corporate governance practices that are in the interests of shareholders and that contribute to effective and efficient decision-making; (ii) ensuring the sufficiency of the skill sets and competency of the Board as a whole; (iii) offering competitive compensation to attract, retain and motivate the very best qualified executives in order for the Corporation to meet its goals; and (iv) acting in the interests of the Corporation and its shareholders by being fiscally responsible.

The CGN Committee's purpose is, among other things, to: (i) review and make recommendations to the Board at least annually regarding, the Corporation's remuneration and compensation policies, including short and long-term incentive compensation plans and equity-based plans, bonus plans, pension plans (if any), executive stock option plans (including the Corporation's incentive stock option plan) and grants, and benefit plans; (ii) have the sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention; (iii) review and approve at least annually all compensation arrangements with the senior executives of the Corporation; (iv) review and approve at least annually all compensation arrangements with the directors of the Corporation; and (v) review the executive compensation sections disclosed in the Corporation's management proxy circular distributed to the shareholders in respect of the Corporations annual meetings of shareholders. The CGN Committee is also responsible for the administration and implementation of the Clawback Policy (as defined and described below).

The CGN Committee provides continuing education opportunities to existing directors to maintain and enhance their abilities and ensure that their knowledge of the business of the Corporation remains current; reviews the Corporation's corporate governance policies and practices and recommends updates; reviews governance disclosure in the annual information circular; monitors Board composition, performance and needs and recommends any required actions to maintain effective Board and committee structure; recommends committee compositions; and makes recommendations for the remuneration of the CEO.

In addition, in its nominating function, the CGN Committee maintains an overview of the entire membership of the Board ensuring that qualifications required under any applicable laws are maintained including, in particular, the rules in relation to independent and non-independent directors. The CGN Committee identifies individuals qualified to become Board members, and recommends director nominees for each annual meeting of the Corporation's shareholders and director nominees to fill any vacancies that may occur between meetings of shareholders. The criteria for selecting new directors reflects the requirements of the listing standards of the TSXV and Nasdaq with respect to independence and other factors such as size of the Corporation's Board, competencies and skills that the Board considers necessary as a whole, personal and professional integrity of candidates, and the nominee's strategic thinking and current knowledge and expertise.

Disclosure Committee

The Disclosure Committee was created to ensure compliance with the Corporation's disclosure policy. The Corporation's Disclosure Committee is currently comprised of Greg Fenton, Wendy Ford, Dr. Colin van der Kuur and Ryan Shacklock. The Board anticipates that the composition of the Disclosure Committee will change from time to time depending on the specific requirements of the Corporation.

The Disclosure Committee reviews and updates, if necessary, the Corporation's disclosure policy on an annual basis or as needed to ensure compliance with changing regulatory requirements. The Corporation's disclosure policy sets forth basic disclosure principles and rules relating to material non-public information, trading restrictions and blackout periods, confidentiality and corporate communications. The Disclosure Committee, among others, prescribes blackout or quiet periods from time to time, reviews and approves proposed news releases, monitors the Corporation's disclosure record to ensure adequate and transparent disclosure and prevent selective disclosure, supervises and is responsible for the regular and timely public dissemination of qualitative and quantitative information relating to the Corporation's operations and maintains a record of all public information disseminated by or in relation to the Corporation.

Advisory Board

The Advisory Board was created to assist the Board with developing the Corporation's corporate strategy. The current Advisory Board is comprised of Dr. Joseph Korkis, Dr. Yingfu Li, Dr. Ken Reed, Ravi Kaza and Brian Bosse. The Board anticipates that additional members will be appointed to this committee from time to time depending on the specific requirements of the Corporation.

The Advisory Board advises and provides market insight and intelligence; technology expertise; business expertise; industry expertise; prospect and partner lead development; general networking or other such advice as may be required from time to time by the Corporation. The Advisory Board is comprised of advisors who understand the needs of the Corporation and offer valuable advice and recommendations to assist the Corporation in achieving its goals and objectives. Among others, advisors provide insight and intelligence on potential market opportunities and risks, raise the profile of the Corporation in the industry, provide thought leadership, provide market insights and intelligence, provide market introductions, assist in prospecting and partner lead development and general networking.

Advisors are recruited from the external business community via the Corporation's network or formal postings, and may include leaders, visionaries, and entrepreneurs. The Advisory Board meets on an ad hoc basis as Corporation's needs, opportunities and projects arise.

Other Board Committees

The Board has no standing committees other than the Audit Committee, the CGN Committee and the Disclosure Committee.

Assessments

The Board does not conduct regular formal assessments of its directors or committees. However, the Chairman of the Board is expected to meet annually with each director individually, which facilitates a discussion of his or her contribution and that of other directors. When needed, time is expected to be set aside at a meeting of the Board for a discussion regarding the effectiveness of the Board and its committees. If appropriate, the Board will then consider procedural or substantive changes to increase the effectiveness of the Board and its committees. On an informal basis, the Chairman of the Board is also expected to be responsible for reporting to the Board on areas where improvements can be made.

Clawback Policy

The Board has adopted a policy for the recovery of erroneously awarded compensation (the "Clawback Policy") applicable to all incentive-based compensation received by current and former executive officers, including the Named Executive Officers. Pursuant to the Clawback Policy, if the Company is required to prepare an accounting restatement due to the material non-compliance of the Company with any financial reporting requirements, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the CGN Committee will recover all erroneously awarded compensation received due to the error in the Company's financial reporting that resulted in the restatement. The CGN Committee determines the steps the Company should take to recover erroneously awarded compensation.

The CGN Committee may elect not to seek to recover erroneously awarded compensation if it determines that the recovery would be impractical and one or more of the following conditions is met: (i) the direct expense paid to a third party for assistance in enforcing the Clawback Policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover the erroneously awarded compensation, documented such reasonable attempt to recover, and provided that documentation to Nasdaq (ii) recovery would cause the Company to violate a law of Canada or a province of Canada that was adopted prior to November 28, 2022, and the Company obtains, and provides to Nasdaq, an opinion of Canadian counsel acceptable to Nasdaq that recovery would result in a violation of a law of Canada or a province of Canada, or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Diversity of the Board and Senior Management

To date, the Corporation has not adopted a formal written diversity policy and has not established targets with respect to the appointment of individuals to the Board or senior management who are women.

While the Corporation believes that nominations to the Board and appointments to senior management should be based on merit, the Corporation recognizes that diversity supports balanced debate and discussion which, in turn, enhances decision-making and the level of representation of women is one factor taken into consideration during the search process for directors and members of the executive and senior management.

In assessing potential directors and members of the executive or senior management, the Corporation focuses on the skills, expertise, experience and independence that the Corporation requires to be effective. The Board believes that the qualifications and experience of proposed new directors and members of senior management should remain the primary consideration in the selection process. The Corporation will include diversity as a factor in its future decision-making when identifying and nominating candidates for election or re-election to the Board and for senior management positions.

OTHER MATTERS

Normal Course Issuer Bid

On August 15, 2024, the Corporation received approval from the TSXV to undertake a normal course issuer bid ("2024 NCIB") to purchase up to 5,084,319 of the Corporation's Common Shares for cancellation over a period of one year (the "Bid Period"), being approximately 5% of the Corporation's issued and outstanding Common Shares, with up to 2,033,727 Common Shares of the Corporation purchasable over any 30-day period within the Bid Period, being 2% of the Corporation's issued and outstanding Common Shares. The Bid Period commenced on August 16, 2024, and will continue until the earlier of August 15, 2025, or the date by which the Corporation has acquired the maximum number of Common Shares that may be purchased under the Bid. A copy of the Corporation's notice of intention to make an NCIB filed with the TSXV, which contains full details on the NCIB, may be obtained by shareholders of the Corporation, without charge, by contacting the Corporation.

Other Matters

The management of the Corporation knows of no other matters to come before the Meeting other than as set forth in the Notice. However, if other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca under the Corporation's profile. Shareholders may contact the Corporate Secretary of the Corporation at 24 Corporate Court, Guelph, Ontario N1G 5G5 to request copies of: (i) this Management Information Circular; and (ii) the Corporation's consolidated financial statements and the related management's discussion and analysis (the "MD&A") which will be sent to shareholders without charge upon request. Financial information is provided in the Corporation's consolidated financial statements and MD&A for the year ended March 31, 2025.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Management Information Circular have been approved, and the delivery of it to each shareholder entitled thereto and to the appropriate regulatory agencies has been approved by the Board.

DATED this 15th day of August, 2025.

BY ORDER OF THE BOARD

"Eric Wallman" (signed)

Eric Wallman
Non-Executive Chairman and Director

APPENDIX A

BOARD MANDATE

The board of directors (the "Board") of Zentek Ltd. (the "Company") assumes responsibility for the stewardship of the Company.

Although directors may be nominated by certain persons to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

Responsibilities

As an integral part of that stewardship responsibility, the Board has responsibility for the following matters (either itself, or through duly appointed and constituted committees of the Board in accordance with applicable laws):

a) The Board has primary responsibility for the oversight of the development and adoption of the strategic direction of the Company. The Board contributes to the development of strategic direction by approving, at least annually, a strategic plan developed and proposed by management. The plan will take into account the business opportunities and business risks of the Company. The Board reviews with management from time to time the strategic planning environment, the emergence of new opportunities, trends and risks and the implications of these developments for the strategic direction of the Company. The Board reviews and approves the Company's financial objectives, plans and actions, including significant capital allocations and expenditures.

b) The Board monitors corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

c) The Board identifies the principal business risks of the Company and ensures that there are appropriate systems put in place to manage these risks.

d) The Board monitors and ensures the integrity of the internal controls and procedures (including adequate management information systems) within the Company and the financial reporting procedures of the Company.

e) The Board is responsible for ensuring appropriate standards of corporate conduct including, adopting a corporate code of ethics for all directors, officers, employees and consultants, and monitoring compliance with such code, if appropriate.

f) The Board is responsible for monitoring of financial performance and other financial reporting matters as follows:

(i) the Board has oversight responsibility for reviewing and questioning the strategies and plans of the Company;

(ii) the Board has oversight responsibility for identifying and reviewing systems for managing the principal risks of the Company's business including insurance coverage, conduct of material litigation and the effectiveness of internal controls;

(iii) the Board is responsible for considering appropriate measures if the performance of the Company falls short of its goals or if other special circumstances warrant;

(iv) the Board shall be responsible for approving the interim and audited financial statements and the notes thereto and the Company's management discussion and analysis with respect to such financial statements which shall include the following:

  overseeing the accurate reporting of the financial performance of the Company to its shareholders on a timely and regular basis;

  overseeing that the financial results are reported fairly and in accordance with international financial reporting standards; and

  ensuring the integrity of the internal control and management information systems of the Company; and

(v) the Board has responsibility for effectively monitoring the principal risks of the Company.

g) The Board is responsible for establishing and reviewing from time to time a dividend policy for the Company.

h) The Board is responsible for reviewing the compensation of members of the Board to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and for reviewing the compensation of certain officers, employees and consultants to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Company.

i) The Board reviews and approves material transactions not in the ordinary course of business.

j) The Board reviews and approves the budget on an annual basis, including the spending limits and authorizations, as recommended by the Audit Committee.

k) The Board ensures that there is in place appropriate succession planning, including the appointment, training and monitoring of senior management and members of the Board.

l) The Board is responsible for assessing, on an ongoing basis and formally at least annually, its own effectiveness in fulfilling its mandate and evaluating the relevant disclosed relationships of each independent director and shall make an affirmative determination that such relationships do not preclude a determination that the director is independent.

m) The Board approves a disclosure policy that includes a framework for investor relations and a public disclosure policy.

n) The Board adopts other communication policies and measures for receiving feedback from stakeholders as may be appropriate.

o) The Board is responsible for satisfying itself as to the integrity of the Chief Executive Officer ("CEO") and other senior officers and that the CEO and other senior officers create a culture of integrity throughout the organization. The Board is responsible for developing and approving goals and objectives which the CEO is responsible for meeting.

p) The Board is responsible for developing the Company's approach to corporate governance principles and guidelines that are specifically applicable to the Company.

q) The Board is responsible for performing such other functions as prescribed by law or assigned to the Board in the Company's governing documents.

r) Set forth below are procedures relating to the Board's operations:

General process - The Board is responsible for:

(i) approving and monitoring compliance with all significant policies and procedures within which the Company operates;

(ii) approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(iii) implementing the appropriate structures and procedures to ensure that the board functions independently of management;

(iv) enforcing obligations of the directors respecting confidential treatment of the Company's proprietary information and Board deliberations; and

(v) Establishing policies and procedures whereby members of the Board will be required on an annual basis to assess their own effectiveness as directors and the effectiveness of committees of the Board and the Board as a whole.

Size of Board and selection process - The directors of the Company are elected each year by the shareholders at the annual meeting of shareholders. The Board, advised by the Corporate Governance, Compensation and Nominating Committee, will determine a slate of nominees to the shareholders for election based upon the following considerations:

(i) the competencies and skills which the Board as a whole should possess;

(ii) the competencies and skills which each existing director possesses; and

(iii) The appropriate size of the Board to facilitate effective decision-making. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements of the Business Corporations Act (Ontario) ("OBCA") and the Company's by-laws or at the annual meeting in compliance with the requirements of the OBCA and the Company's by-laws. The Board also recommends the number of directors on the Board to shareholders for approval, subject to compliance with the requirements of the OBCA and the Company's bylaws. Between annual meetings, the Board may appoint directors to serve until the next annual meeting, subject to compliance with the requirements of the OBCA. Individual Board members are responsible for assisting the Board in identifying and recommending new nominees for election to the Board, as needed or appropriate.

Director orientation and continuing education - The Board, together with the Corporate Governance, Compensation and Nominating Committee is responsible for providing a comprehensive orientation and education program for new directors which fully sets out:

(i) the role of the Board and its committees;

(ii) the nature and operation of the business of the Company; and

(iii) The contribution which individual directors are expected to make to the Board in terms of both time and resource commitments. In addition, the Board together with the Corporate Governance, Compensation and Nominating Committee is also responsible for providing continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Company remains current.

Meetings - The Board has at least four scheduled meetings a year. The Board is responsible for its agenda. Prior to each Board meeting, the Chairman of the Board (the "Chair") shall circulate an agenda to the Board. The Chair shall discuss the agenda items for the meeting with the CEO. Materials for each meeting will be distributed to directors at least three business days in advance of the meetings, if practicable. Directors are expected to attend at least 75% of all meetings of the Board held in a given year, and are expected to adequately review meeting materials in advance of all such meetings.

The independent directors or non-management directors may call and hold meetings when they deem necessary or appropriate and shall meet at the beginning and/or the end of each Board meeting without management and non-independent directors present. The independent directors shall appoint a chairperson to chair these meetings, who shall be the Lead Director if one has been appointed.

Committees - The Board has established the following standing committees to assist the Board in discharging its responsibilities: the Audit Committee, the Corporate Governance, Compensation and Nominating Committee, and the Disclosure Committee. Special committees are established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of the committee. The terms of reference of each standing committee are reviewed annually by the Board.

Evaluation - The Corporate Governance, Compensation and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board, and the contributions of individual directors.

Compensation - The Corporate Governance, Compensation and Nominating Committee recommends to the Board the compensation and benefits for non-management directors. The Committee seeks to ensure that such compensation and benefits reflect the responsibilities and risks involved in being a director of the Company and align the interests of the directors with the best interests of the Company.

Nomination - The Board, the Corporate Governance, Compensation and Nominating Committee, and the individual directors will, from time to time, identify and recommend new nominees as directors of the Company, based upon the following considerations:

(i) the competencies and skills necessary for the Board as a whole to possess;

(ii) the competencies and skills necessary for each individual director to possess;

(iii) competencies and skills which each new nominee to the Board is expected to bring; and

(iv) Whether the proposed nominees to the Board will be able to devote sufficient time and resources to the Company.

Access to independent advisors - The Board may at any time retain outside financial, legal or other advisors at the expense of the Company. Any director may, subject to the approval of the Corporate Governance, Compensation and Nominating Committee, retain an outside advisor at the expense of the Company.

Mandate Review

The Board will annually review and reassess the adequacy of this Mandate for the Board.

APPENDIX B

POSITION DESCRIPTIONS

Chief Executive Officer

The primary role of the Chief Executive Officer of Zentek Ltd. (the "Company") is to take overall supervisory and managerial responsibility for the day to day operations of the Company's business and to manage the Company in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the board of directors of the Company (the "Board") in the context of the Company's strategic plans, budgets and responsibilities set out below, with a view to increasing shareholder value. The Chief Executive Officer is responsible to the Board.

Without limiting the foregoing, the Chief Executive Officer is responsible for the following:

a) develop and maintain the Company's goal to operate to the highest standards of the industry;

b) maintain and develop with the Board strategic plans for the Company and implement such plans to the best abilities of the Company;

c) provide quality leadership to the Company's staff and ensure that the Company's human resources are managed properly;

d) provide high-level policy options, orientations and discussions for consideration by the Board;

e) together with any special committee appointed for such purpose, maintain existing and develop new strategic alliances and consider possible merger or acquisition transactions with other mining companies which will be constructive for the Company's business and will help enhance shareholder value;

f) provide support, co-ordination and guidance to various responsible officers and managers of the Company;

g) ensure communications between the Company and major stakeholders, including and most importantly the Company's shareholders, are managed in an optimum way and are done in accordance with applicable securities laws;

h) provide timely strategic, operational and reporting information to the Board and implement its decisions in accordance with good governance, with the Company's policies and procedures, and within budget;

i) act as an entrepreneur and innovator within the strategic goals of the Company;

j) co-ordinate the preparation of an annual and/or multi-year business plan or strategic plan;

k) provide a culture of high ethics throughout the organization; and

l) take primary responsibility for the administration of all of the Company's sub-areas and administrative practices.

Chairman of the Board

Purpose

The Chairman (the "Chair") of the board of directors (the "Board") of Zentek Ltd. (the "Company") shall be a director who is designated by the full Board to act as the leader of the Board.

Who May Be Chair

The Chair will be selected from amongst the independent directors of the Company who have a sufficient level of experience with corporate governance issues to ensure the leadership and effectiveness of the Board.

The Chair will be selected annually at the first meeting of the Board following the annual general meeting of shareholders.

Responsibilities

The following are the responsibilities of the Chair. The Chair may delegate or share, where appropriate, certain of these responsibilities with the Corporate Governance, Compensation and Nominating Committee and/or any other independent committee of the Board:

a) Chairing all meetings of the Board in a manner that promotes meaningful discussion.

b) Providing leadership to the Board to enhance the Board's effectiveness, including:

i) ensuring that the responsibilities of the Board are well understood by both management and the Board;

ii) ensuring that the Board works as a cohesive team with open communication;

iii) ensuring that the resources available to the Board (in particular timely and relevant information) are adequate to support its work;

iv) together with the Corporate Governance, Compensation and Nominating Committee, ensuring that a process is in place by which the effectiveness of the Board and its committees (including size and composition) is assessed at least annually; and

v) together with the Corporate Governance, Compensation and Nominating Committee, ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board is assessed at least annually.

c) Managing the Board, including:

(i) preparing the agenda for Board meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;

(ii) adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including procedures relating to committee structure and composition, scheduling, and management of meetings;

(iii) ensuring meetings are appropriate in terms of frequency, process, length and content;

(iv) ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board;

(v) ensuring that a succession planning process is in place to appoint senior members of management when necessary;

(vi) together with any special committee appointed for such purpose, approaching potential candidates once potential candidates are identified to explore their interest in joining the Board, and proposing new nominees for appointment to the Board and its committees; and

(vii) ensuring procedures are established to assess and recommend new nominees for appointment to the Board and its committees.

d) Acting as liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner. This involves working with the Corporate Governance, Compensation and Nominating Committee to ensure that the Company is building a healthy governance culture.

At the request of the Board, representing the Company to external groups such as shareholders and other stakeholders, including community groups and governments.

Review

The Chairman, CEO, head of the Audit Committee and the head of the Corporate Governance, Compensation and Nominating Committee will annually review and reassess the adequacy of these position descriptions and submit any recommended changes to the Board for approval.